Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended March 31,
	2013	2012
Earnings:
Pretax income	$94,012	$71,435
Add fixed charges as adjusted (from below)	34,828	35,490
	$128,840	$106,925
Fixed charges:
Interest expense:
Corporate	$31,534	$32,394
Amortization of deferred financing costs	1,235	1,194
1/3 of rental expense	2,059	1,902
Fixed charges	$34,828	$35,490
Ratio (earnings divided by fixed charges)	3.70	3.01